
September 8, 2022

Andrea L. Olshan
Chief Executive Officer and President
Seritage Growth Properties
500 Fifth Avenue, Suite 1530
New York, NY 10110

> **Re: Seritage Growth Properties**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 7, 2022**
> **File No. 001-37420**

Dear Ms. Olshan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Philip Richter, Esq.